April 24, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2008; Filed July 17, 2008 Value Line, Inc. Form 10-Q for the Fiscal Quarters Ended July 31, 2008 and October 31, 2008

File No. 0-11306

Ladies and Gentlemen:

        Set forth below is our supplemental letter responding to the comments of the staff of the Division of Corporation Finance, contained in your letters dated March 13, 2009 and April 13, 2009, with respect to Value Line, Inc.’s (“Value Line” or the “Company”), Form 10-K for the fiscal year ended April 30, 2008 filed on July 17, 2008 and Forms 10-Q for the fiscal quarters ended July 31, 2008 and October 31, 2008.   The staff’s comments are in italics followed by the responses of the Company.

As stated in the initial response dated April 3, 2009, because the value of Value Line's public float as of the last business day of its most recently completed second fiscal quarter (October 31, 2008) was less than $75 million, Value Line qualifies as a "smaller reporting company."   The Company reserves the right to reflect in its filings the scaled-back reporting requirements applicable to smaller reporting companies.  Notwithstanding any statement in this letter with respect to future reporting, Value Line may omit disclosures that are not required to be made by smaller reporting companies.

General
1.
We note your response to comments 12 and 21 from our letter dated March 13, 2009 that you intend to file amendments to your reports to include the requested revisions.  Please ensure that your proposed revisions in response to comments 11, 13, 14,15, 16, and 17 from our letter dated March 13, 2009 are also reflected in the amendments.

In light of the staff’s comments, the amendments to the Company’s reports will incorporate the above referenced comments from the March 13, 2009 letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
In future filings, please provide investors with a better understanding of the portion of your print publication revenues and electronic publication revenues that are generated from the retention of subscribers versus the portion of revenues that were generated from new subscribers for each period presented. Providing information regarding the retention rate for your print publication revenues and electronic publication revenues, respectively, would provide investors with better understanding of your ability to retain current revenues. Please also provide an explanation of any material increases or decreases in your retention rate. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.1 and of the Financial Reporting Codification for guidance.

In light of the staff’s comments, in future annual filings the Company will include, in tabular format followed by applicable discussion, an analysis of the revenue generated from new subscribers versus renewing subscribers.  In addition, a range of renewal retention rates for both print and electronic subscriptions and any material change in retention rates will be provided.

3.
In future filings, please disclose the number of licensing agreements in place for each period presented along with a discussion of new and discontinued agreements during each period. If a material licensing agreement is discontinued subsequent to the end of most recent reporting period, please disclose as such. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.1 and 501.12.b.3 of the Financial Reporting Codification for guidance.

In light of the staff’s comments, in future annual filings the Company will include disclosure of the number of license agreements in place during each period presented with a discussion, if material, of new or discontinued agreements during the report period. Any material factors including the discontinuance of a material licensing agreement subsequent to the reporting period will be discussed, where applicable.

4.
We note that you have listed the components of AUM by asset type. Please also provide a breakdown of AUM by sectors (such as real estate, banking, consumer products, etc.). A discussion and analysis of the changes in AUM by sector may aid in explaining the performance of your funds to investors. Please provide us with the disclosure you intend to include in future filings.

The Company does not manage any sector-specific investment vehicles.  Each of our equity funds is managed such that the strategies used may result in an increase or decrease in assets in specific sectors that is unrelated to the increases or decreases in specific sectors of the other funds.  With that in mind, in future annual filings, we will provide a bar graph showing the consolidated portfolio holdings sector weightings for the Value Line equity funds as prepared by the Funds’ third party custodian and follow with any applicable discussion and analysis.

The following is an example of the bar graph using data as of March 24, 2009 for illustration purposes only.

5.	We note that you are seeking to settle the SEC matter you could be required to pay disgorgement or penalties. We further note that any settlement is likely to be material. As such, please disclose in future filings how you intend to fund this potentially material payment.

In light of the staff’s comments, in future filings the Company will provide additional disclosure. The Company cannot predict future events, however, as of the date of this letter the disclosure would be the following:

The Company has substantial liquid assets from which it could pay a settlement of the SEC investigation if a mutually satisfactory settlement can be reached.

Critical Accounting Estimates and Policies, page 21

6.	We note the disclosure you intend to include in future filings in response to comment 22 in our letter dated March 13, 2009. Specifically, you state that the other observable inputs used to estimate the fair value of your investments including broker/dealer quotations and prices from third party pricing services and third party custodians. We note that as of January 31, 2009, the investments valued using these fair value methods represented 49.6% of your total assets. As such, it is unclear why you have not included a discussion within MD&A to provide investors with an explanation as to the extent to which, and how, the broker/dealer quotations is obtained and used in developing the fair value measurements of your level 2 investments. Such disclosure may include the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;
•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and
•
The specific procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Further, for the fair values obtained from third party pricing services and third party custodians, you should provide investors with a detailed description of the methodologies used to estimate the fair value of the securities, the material assumptions used in the fair value methodologies, and a sensitivity analysis of the assumptions used by disclosing the change in fair value had the third party used other reasonably likely assumptions.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

In light of the staff comment, the Company will expand the disclosure in future filings.

Item 13. Certain Relationships and Related Transactions…page 31

7.	Please provide the information required by Item 404(b) of Regulation S-K.

The Company’s policy and procedure is that any transaction required to be disclosed in Item 404(a) of Regulation S-K it will be reviewed by the audit committee of the Company and submitted to the full board of directors for approval. The Company's written Code of Business Conduct and Ethics prohibits activities that present conflicts of interest between the personal interest of an officer, director or employee and the interests of the Company.  The Company's policy and procedure with respect to approval of related party transactions is not in writing but, in the Company's view, is a logical extension of the Code of Business Conduct and Ethics since it provides a mechanism for assuring that transactions with related parties do not compromise the interests of the Company.  In the Form 10-K for the fiscal year ending April 30, 2009, in light of the staff’s comments, the Company will disclose this policy and describe any transaction that was submitted for review to the audit committee since the beginning of the fiscal year to which the 10-K relates, the standard applied by the audit committee and the audit committee's determination.

Note 1- Organization and Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 40

8.
We note that your investment management fees are calculated based on average daily net assets for the mutual funds or the assets for the asset management clients. In future filings, please revise your disclosure to state the party responsible for estimating/determining the value of assets for the mutual funds and the asset management clients, including an explanation of your involvement in the estimation process. If you are involved in the estimation process and given the significant impact such estimates have on your investment management fees, please include a detailed discussion within MD&A’s critical accounting policies section of the methodologies used to estimate the value of these assets, including the material assumptions used and a sensitivity analysis of such assumptions. Please provide us with the disclosure you intend to include in future filings.

In light of the staff’s comments, the following disclosure will be added to future filings:

The management fees and average daily net assets for the Value Line Mutual Funds are calculated by State Street Bank, which serves as the fund accountant, fund administrator, and custodian of the Funds.   The management fees for the non-mutual fund asset management clients are calculated by the Company based on the asset valuations provided by third party custodians.

Note 14-Contingencies, page 49.

1.
We note your disclosure regarding the investigation by the SEC. Specifically, we note your statement, ‘’[m]anagement cannot determine the effect that the investigation will have on the Company’s financial statement although it believes that any settlement is likely to be material.’’ The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosure should be made. Refer to paragraph 8 of SFAS 5. If the amount of the accrual you have recognized for these loss contingencies is material, please disclose the amount. Refer to paragraph 9 of SFAS 5. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. The disclosure of a reasonably possible loss should include the amount or range. If you are unable to estimate an amount or range of reasonably possible loss, please disclose this and provide an explanation as to why. Refer to paragraphs 9 and 10 of SFAS 5 for guidance. Please provide us with the disclosure you intend to include in future filings.

The Company believes that it cannot quantify a possible settlement or determine a range or provide assurances as to whether a settlement will be reached and that the Company has stated such in the current disclosure.  An accrual is not required by paragraph 8 of SFAS 5 under these circumstances.  The Company will update its disclosure in light of developments at the time.  As of the date of this letter, the Company would include the same disclosure previously made in the January 31, 2009 Form 10-Q (shown below) with the last sentence being modified to include “for the foregoing reason”.

By letter dated June 15, 2005, the staff of the Northeast Regional Office of the Securities and Exchange Commission ("SEC") informed the Company that it was conducting an informal inquiry primarily regarding the execution of portfolio transactions by VLS for the Value Line Funds. The Company thereafter supplied numerous documents to the SEC in response to its requests and various employees and former employees of the Company provided testimony to the SEC.  On May 8, 2008, the SEC issued a formal order of private investigation regarding whether the VLS brokerage charges and related expense reimbursements during periods prior to 2005 were excessive and whether adequate disclosure was made to the SEC and the boards of directors and shareholders of the Value Line Funds. Thereafter, certain senior officers of the Company asserted their constitutional privilege not to provide testimony. Management believes that the SEC has completed the fact finding phase of its investigation and the Company has been in discussions with the staff of the SEC in an effort to settle the foregoing investigation. There can be no assurance that the Company and the SEC will be able to reach a mutually agreeable settlement. Although for the foregoing reason management of the Company cannot determine the effect that the investigation will have on the Company’s financial statements, in light of settlement discussions to date, it believes that any settlement is likely to be material.

Please contact us if we can provide any additional information or if the staff has any further comments.

Very truly,

/s/ Mitchell E. Appel	/s/ David T. Henigson
Mitchell E. Appel	David T. Henigson
Chief Financial Officer	Vice President